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                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                   Commission File No. 333-65228
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                                                                  [LOGO] ARAMARK

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MEMORANDUM

TO:            Presidents Council              FROM:        Joseph Neubauer


SUBJECT:       IPO Update                      DATE:        October 19, 2001


I wanted to take the opportunity to update you on our progress with plans for the initial public offering of ARAMARK stock.

Two key events have affected the ARAMARK IPO process, one of which was outside of our control. The first is the tragedy of September 11 and the uncertainty that gripped the financial markets in the aftermath. While it appears that the capital markets have stabilized somewhat, the element of uncertainty remains high and we will continue to work with our investment bankers to monitor and assess the situation.

The second event is our agreement to purchase ServiceMaster Management Services signed on October 3, 2001. Our goal is to close this acquisition as soon as possible. This proposed transaction carries with it a number of additional filing requirements with the Securities and Exchange Commission as it relates to the IPO.

In light of these two events, our timing for the IPO has been altered somewhat. The current timetable targets completion of the IPO and the beginning of trading on the New York Stock Exchange in December. The offer to repurchase a portion of your shares would begin immediately after the IPO and, as a result, be completed early next calendar year after the required 30 day tender period.

Please note that for those who chose to participate in the share repurchase, this would result in a taxable event occurring in calendar year 2002 rather than 2001. In the coming weeks, you will
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begin receiving more detailed information regarding the share repurchase as well as the exercise of stock options.

As I have said previously, there are no guarantees as it relates to the timing. We are proceeding aggressively on matters over which we have control. However, we are in an uncertain environment and must live with the reality that events beyond our control could affect the timing to complete the IPO and the share repurchase. Let me encourage you to remain focused on our customers and on growing our business. We will continue to keep you posted on our progress.
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Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.